Filed by LTX Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Credence Systems Corporation

Commission File No.: 000-22366

The following LTX Customer Q&A was first made available by LTX Corporation to its employees on June 22, 2008.

COMBINING STRENGTHS – THE MERGER OF LTX AND CREDENCE

LTX Customer Q&A

Revision: 6/22/08

NOTE: This document is LTX confidential and should not be shared outside the company.

The purpose of this document is to provide a basis for how to address some of the questions that your customers may have. Additional questions should be directed to your manager.

Leadership

What decisions have been made around the management structure?

•	Both the CEO and CFO of LTX will become the CEO and CFO of the combined company and the CEO of Credence will assume the position of executive chairman of the combined company.

Who is on the new Board of Directors?

•	There will be 5 directors from LTX and 4 directors from Credence. The CEO of LTX will be a director and the CEO of Credence will be the Executive Chairman of the combined company’s board.

Products

What will be the combined company’s product roadmap?

•	We must continue to operate as two separate companies until the merger closes, so it is too soon to begin integration efforts and discuss a combined roadmap.

What will happen to the roadmap you’ve communicated to me? Will any of my products be discontinued?

•

We currently see very little overlap between the two companies’ product lines and customers. In fact, we expect customers of the combined company will have a broader portfolio of leading edge technologies to deploy on their manufacturing floors. Although it is too early to discuss the product roadmap, we are committed to continue to meet your overall test requirements and technology roadmap.

Will the merger affect current new product developments that I need for my new products?

•

Both companies are committed to finishing projects on their individual testers as planned and communicated with their respective customers. After the merger closes, we will communicate the combined company’s roadmap and plan to deliver the technologies our customers need in order to deploy their devices profitably to their end customers.

Support

What changes should I expect in how I am supported? Will I have a new account team?

•

If anything, expect your support to get better over time. We are combining our application resources, services resources, and general support resources. The additive nature of these combined organizations will mean equal or better support of our customers.

I currently use both Credence and LTX products, who should I work with moving forward?

•

Until the merger closes, we must and will operate as two competing, independent companies. This means you should continue to work with each company’s representatives as you have been in the past. Once the merger has closed, we will work with you to put in place an effective working process.

If I see a product or technology that Credence provides that may be of interest to me, who should I contact?

•	Until the merger closes, you must contact Credence directly.

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LTX Customer Q&A

How will my service and support personnel be affected?

•

Until the merger closes, there will be no changes to the current service and support policies or the LTX offices that provides service and support. Once the merger is completed, we will communicate in more detail the combined company’s service and support structure.

Other

When do you expect this deal to close?

•	The merger is expected to close by the end of September 2008.

How confident are you that this transaction will go through?

•

Both companies expect the transaction to close. The Boards of both companies have approved the transaction unanimously, and have agreed to recommend stockholders do the same. The merger is subject to customary closing conditions, including obtaining regulatory approvals and the approval of both companies’ stockholders. Although we do not anticipate difficulties closing the merger, there are always risks involved in transactions of this size.

Where will the combined company’s headquarters be?

•	Headquarters for the combined company will be located in Milpitas, CA. A continued strong corporate presence will remain in Norwood, MA.

Will this have any impact on my commercial terms that I have with you?

•	From now until closure of the merger, there will be no change in any commercial terms that we currently have with you.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

LTX plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and LTX and Credence plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus when they are available from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and its proxy statement dated November 6, 2007, which are filed with the SEC. As of June 16, 2008, LTX’s directors and executive officers beneficially owned approximately 4,201,725 shares, or 6.7%, of LTX’s common stock. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008, May 1, 2008, June 10, 2008, and June 17, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. As of June 16, 2008, Credence’s directors and executive officers beneficially owned approximately 1,348,090 shares, or

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Combining Strengths – THE MERGER OF LTX AND CREDENCE

LTX Customer Q&A

1.3%, of Credence’s common stock. In connection with the transaction, Mr. Tacelli has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated March 2, 1998 and Mr. Gallenberger has agreed that the transaction will not constitute a change of control for purposes of his Change-of-Control Employment Agreement dated October 2, 2000. In connection with the transaction, each of Mr. Lev and Mr. Eichler has entered into a Transition Services Agreement with Credence pursuant to which they have agreed to accept new positions with Credence, and perform certain transition services for Credence, for a period of six months following the closing of the transaction in exchange for certain salary, bonus, acceleration of equity-based awards and other compensation. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between LTX and Credence, including the terms of the agreement and the tax-free, all-stock nature of the transaction, the belief that the combined strengths of the two companies will create a leading provider of focused, cost-optimized solutions designed to enable customers to implement best-in-class test strategies to maximize their profitability, the new company’s ability to address broad market segments, the increased presence in the Asia-Pacific region, the establishment of a global network of applications and resources, the continuation of current employees and directors with the new company, the belief that the combined strengths of the companies’ expertise and product portfolio will benefit customers, the creation of a test company with the financial strength, growth opportunities, critical mass, and operational efficiency to lead the industry, the expectation that the combination will drive efficiencies associated with operating a larger business, and the anticipation of saving approximately $25 million at the end of the integration period, the expectation that the merger will be accretive within 12 months, the expected timetable for completing the transaction and any other statements about LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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